December 11, 2007

Via EDGAR

Peggy Fisher, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, NW
Washington D.C. 20549

Re:

Signalife, Inc.
Registration Statement on Form SB-2 (Pre-Effective Amendment No. 1)
File Number 333-146126

Dear Ms. Fisher:

This letter is being filed in response to your letter on behalf of the staff of the Securities and Exchange Commission (the “Commission”) dated September 27, 2007 (the “Comment Letter”) relating to the filing by Signalife, Inc. (“Signalife”) of its Registration Statement on form SB-2 originally filed on September 17, 2007 (the “Initial Registration Statement”), and amended on December 6, 2007 (“Amendment No. 1).  Concurrently with the filing of this letter via EDGAR, Signalife has filed Pre-Effective Amendment No. 2 to the Initial Registration Statement (“Amendment No. 2”) which addresses the issue raised in the Comment Letter that was not addressed in Amendment No. 1.  Please note that the numbers of the paragraphs below correspond to the numbers of the paragraphs in the Comment Letter.  References to page numbers below correspond to the sequentially numbered pages of the Initial Registration Statement.   We will also send you supplementally a blackline version of Amendment No. 2 showing changes to the Initial Registration Statement.

Peggy Fisher, Assistant Director
Division of Corporate Finance
December 11, 2007

Registration Statement Fee Table

1.

It appears from your selling shareholders table on page 69 that the selling shareholders are offering for resale an aggregate of 5,876,370 shares of common stock.  In accordance with Section 5 of the Securities Act, please revise your registration statement fee table to include all of the securities being offered for resale.  As appropriate, please also revise your prospectus disclosure and legal opinion

Complied

Peggy Fisher, Assistant Director
Division of Corporate Finance
December 11, 2007

Please note that Amendment Nos. 1 and 2 have also been updated to incorporate more recent events and financial information, including Signalife’s financial statements for the third quarter of fiscal 2007.

Please contact the undersigned should you have any questions or comments.

Very truly yours,

/s/ John M. Woodbury, Jr.

John M. Woodbury, Jr.

cc:

Mr. Tim Buchmiller, Division of Corporate Finance